pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Court Hearing Concluded

Vancouver BC,  August 14, 2013:  Further to the Company's August 7th news release, the Company advises that the hearing in the British Columbia Supreme Court regarding its challenge of the decision to turn down the proposed Morrison Copper/Gold Mine, announced by the provincial government on October 1st of last year, has concluded.  The hearing was before Justice Kenneth Affleck, Q.C. and lasted two and a half days.  During the hearing, oral submissions were made by lawyers for the Company, for the Government, for the Lake Babine Nation, and for the Hereditary Chiefs of the Gitxsan Nation.  The Company is seeking an order setting aside the government's decision and remitting it back to the government for reconsideration.

At the conclusion of the hearing, Justice Affleck reserved judgment.  Justice Affleck's decision will follow at a later date.  Out of respect for the court process, the Company does not anticipate conducting media interviews about the court proceedings at this time.

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml